FOR IMMEDIATE RELEASE	March 30, 2026

Micromem Technologies Inc. Provides Update on Liquid-Sensing Technology Development

Toronto, Ontario and New York, New York, March 30, 2026 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to provide an update on the liquid-phase sensor development within the "Development of a Nanowire Field Effect Transistor Biochemical Sensor Project" (the "Project") under its Research Collaboration Agreement (the "Agreement") with the University of Toronto (UofT) and the Department of National Defence (DND).

On March 9, Micromem participated in a program review led by Defence Research and Development Canada (DRDC) and UofT, highlighting continued progress across the Project's two parallel platforms: gas-phase and liquid-phase sensing.

This update focuses on advancements in the liquid-phase sensor, which targets the sensitive detection of biochemical agents and offers strong potential applications in both defence and commercial medical diagnostics.

Liquid-Phase Sensor Progress

Micromem is pleased to report that the liquid-phase platform has successfully demonstrated the ability to detect clinically relevant biomarkers associated with acute inflammation and infectious disease - a significant technical milestone.

Recent development achievements include:

  Design and implementation of new mask patterns for on-chip electrodes
  Advancement in the fabrication of the Company's proprietary NWFET (Nanowire Field-Effect Transistor) devices
  Optimization of photolithography parameters and overall fabrication processes
  Progress toward full integration of portable sensing platforms with enclosed microfluidic systems

NWFET technology is a true game changer, transforming biochemical sensing with nanoscale precision that achieves ultra-sensitive, label-free, real-time detection far beyond traditional methods.

Biomarker Testing Results The research team conducted successful testing on key biomarkers, including:

  Angiopoietin-1, vascular growth factor, on endothelial cells. Maintains blood vessel maturation, stabilization, and vascular integrity. Important biomarker for vascular diseases, inflammation, and cancer
  Streptavidin-linked assays, widely used in biomolecular detection systems
  TREM-1 (Triggering Receptor Expressed on Myeloid Cells-1), an important biomarker of immune activation and inflammatory response, particularly in bacterial infections and sepsis

Notably, the platform detected TREM-1 at low concentration levels, confirming the high sensitivity of the NWFET technology. These positive results were deemed satisfactory to support advancement in the next phase of development.

Next Steps

With these milestones achieved, near-term activities will include further biomarker validation and completion of the microfluidic integration.

Strategic Importance

The liquid-phase sensor development complements Micromem’s parallel gas-phase program and broadens the Company’s market opportunities. Originally focused on biochemical threat detection for defence applications, the technology’s proven capability in identifying clinically relevant biomarkers opens pathways into commercial medical diagnostics, including point-of-care testing.

Micromem believes this dual-use potential significantly enhances the long-term value of the platform and aligns with the Company's strategy of translating defence-driven innovation into scalable commercial solutions.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement.

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  OTCQB - Symbol: MMTIF and CSE - Symbol: MRM

Shares issued: 626,013,781

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com